UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No:    )*

Under the Securities Exchange Act of 1934

Adesto Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00687D101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting persons Applied Materials, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,508,651
	7	Sole dispositive power 0
	8	Shared dispositive power 1,508,651
9	Aggregate amount beneficially owned by each reporting person 1,508,651
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 10.1%
12	Type of reporting person CO

1	Name of reporting persons Applied Ventures, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,508,651
	7	Sole dispositive power 0
	8	Shared dispositive power 1,508,651
9	Aggregate amount beneficially owned by each reporting person 1,508,651
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 10.1%
12	Type of reporting person OO

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Adesto Technologies Corp. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

1250 Borregas Avenue

Sunnyvale, CA 94089

Item 2.

(a)	Name of Person Filing:

Applied Materials, Inc. (“Applied”)

Applied Ventures, LLC (“Ventures”)

(b)	Address of Principal Business Office or, if none, Residence:

3050 Bowers Ave.

Santa Clara, CA 95054

(c)	Citizenship:

Applied Materials, Inc:	Delaware
Applied Ventures, LLC:	Delaware

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

(e)	CUSIP Number:

00687D101

Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

Shares of Common Stock are owned directly by Ventures, a wholly owned subsidiary of Applied. Applied is the indirect beneficial owner of the reported securities. The percentage of beneficial ownership herein is determined by dividing the number of shares of Common Stock beneficially owned, 1,508,651, by the number of shares of Common Stock outstanding, 14,974,718, as of December 7, 2015, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on December 10, 2015.

(a)	Amount Beneficially Owned:

Applied Materials, Inc.:	1,508,651
Applied Ventures, LLC:	1,508,651

(b)	Percent of Class:

Applied Materials, Inc.:	10.1%
Applied Ventures, LLC:	10.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Applied Materials, Inc.:	0
Applied Ventures, LLC:	0

(ii) Shared power to vote or to direct the vote:

Applied Materials, Inc.:	1,508,651
Applied Ventures, LLC:	1,508,651

(iii) Sole power to dispose or to direct the disposition of:

Applied Materials, Inc.:	0
Applied Ventures, LLC:	0

(iv) Shared power to dispose or to direct the disposition of:

Applied Materials, Inc.:	1,508,651
Applied Ventures, LLC:	1,508,651

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016	APPLIED MATERIALS, INC.

	By:	/s/ Thomas F. Larkins
		Name:	Thomas F. Larkins
		Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: February 11, 2016	APPLIED VENTURES, LLC

	By:	/s/ Hann-Ching Chao
		Name:	Hann-Ching Chao
		Title:	General Manager, Investment Director